RECD S.E.C.
MAR 3 2003
FEE 510

cw

TC - 2/28/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8- 51022 |

# ANNUAL AUDITED REPORT
# [redacted]RM X-17A-5
# PART III

03015473

## CING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GT Jeffers & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 N.E. Mizner Boulevard
(No. and Street)

| Boca Raton | Florida | 33432 |
|---|---|---|
| (City) | (State) | (Zip Code) |

RECD S.E.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey B. McGovern — (561) 672-4779
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

| 2699 S. BAYSHORE DRIVE | MIAMI | FLORIDA | 33133 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Jeffrey B. McGovern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GT Jeffers & Company, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. ( Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

G.T. JEFFERS & COMPANY, LLC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
*Certified Public Accountants*

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen , CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
G.T. Jeffers & Company, LLC.
Boca Raton, Florida

We have audited the accompanying balance sheet of G.T. Jeffers & Company, LLC. as of December 31, 2002 and 2001, and the related statements of income and members equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.T. Jeffers & Company, LLC. as of December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve + Company

February 8, 2003

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

*G.T. JEFFERS & COMPANY, LLC.*
*BALANCE SHEET*
*December 31, 2002*

## ASSETS

| | 2002 | 2001 |
|---|---|---|
| Current Assets | | |
| Cash | $ 23,904 | $ 11,765 |
| Deposit at Clearing Broker (Note 3) | 100,905 | 121,152 |
| Due from Broker (Note 3) | 1,354 | 41,241 |
| Investments | 3,300 | 3,300 |
| Total Current Assets | 129,463 | 177,458 |
| Property and Equipment | | |
| Furniture and fixtures | 10,828 | 10,828 |
| Equipment | 35,919 | 35,919 |
| Total | 46,747 | 46,747 |
| Less: accumulated depreciation | 36,714 | 21,574 |
| Net Property and Equipment | 10,033 | 25,173 |
| Other Assets | | |
| Prepaid expenses | 2,000 | 2,157 |
| Total Other Assets | 2,000 | 2,157 |
| TOTAL ASSETS | $ 141,496 | $ 204,788 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| Current Liabilities | | |
| Accrued expenses & Accounts Payable | $ 11,366 | $ 47,576 |
| Total Accrued Expenses | 11,366 | 47,576 |
| Members' Equity | | |
| Members' equity | 130,130 | 157,212 |
| Total | 130,130 | 157,212 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 141,496 | $ 204,788 |

See Notes to Financial Statements

*G.T. JEFFERS & COMPANY, LLC*
*STATEMENT OF INCOME AND MEMBERS EQUITY*
*For the Year Ended December 31, 2002*

| | 2002 | 2001 |
|---|---|---|
| Income | $ 394,682 | $ 297,898 |
| Expenses | 428,764 | 669,770 |
| NET LOSS | (34,082) | (371,872) |
| Beginning Members' Equity | 157,212 | 180,651 |
| Equity Contributions | 7,000 | 348,433 |
| ENDING MEMBERS' EQUITY | $ 130,130 | $ 157,212 |

See Notes to Financial Statements

*G.T. JEFFERS & COMPANY, LLC.*
*STATEMENT OF CASH FLOWS*
*For the Year Ended December 31, 2002*

| | 2002 | 2001 |
|---|---|---|
| Operating Activities: | | |
| Net Loss | $ (34,082) | $ (371,872) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | 15,140 | 9,349 |
| Decrease Deposit at Clearing Broker | 20,247 | (12,415) |
| Decrease in Due from Broker | 39,887 | 7,587 |
| Decrease in Prepaid Expense | 157 | 2,342 |
| Increase in Accrued Expenses | (36,210) | 24,639 |
| Total | 39,221 | 31,502 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 5,139 | (304,370) |
| Cash flows from Financing Activities | | |
| Equity Contributions | 7,000 | 348,433 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 7,000 | 348,433 |
| Net Change in Cash | 12,139 | 8,063 |
| Cash at Beginning of Year | 11,765 | 3,702 |
| CASH AT END OF YEAR | $ 23,904 | $ 11,765 |
| SUPPLEMENTAL INFORMATION | | |
| Cash Paid for: | | |
| Taxes | $ 0 | $ 0 |
| Interest | $ 259 | $ 58 |

See Notes to Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

G.T. Jeffers & Company, LLC (the Company) is a broker-dealer specializing in equity securities. The Company, incorporated on March 6, 1998 in the State of Delaware, was formerly known as G.T. Jeffers & Company, Inc. On October 18, 1999, G.T. Jeffers & Company, Inc. was merged into G.T. Jeffers & Company, LLC. The Company commenced broker-dealer operations in October 1998 in the State of Florida. The Company acts primarily in an agency capacity, buying and selling securities for its customers and charging a commission and is also engaged in principal trading of securities for its own account on a risk-less basis, where purchases and sales are matched prior to execution of the trade.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities and Transactions

Securities transactions and related commissions are reported on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements and maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently. Depreciation is computed on the straight-line method over five or seven years, the estimated useful lives of the assets.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Employee Benefit Plan

On November 1, 1999, The Company adopted a 401 (k) plan (the Plan) for eligible employees, which has been approved by the Internal Revenue Service. Under the terms of the Plan, there is no Company match.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assests and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. During 2002 the "Net Capital" requirement for the Company was reduced to $50,000 from $100,000. At December 31, 2002 the Company's "net Capital was $99,057. At December 31, 2001, the Company's "Net Capital" was $126,582. This exceeded the requirements by $49,057 in 2002 and $76,582 in 2001. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.38 to 1 at December 31, 2001 and .11 to 1 at December 31, 2002.

Note 3 – RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in New York City. At December 31, 2002 and December 31, 2001, the deposit held by the broker and the amount receivable from broker for commissions, as reflected by the accompanying statement of financial condition, are held by and due from this broker.

Deposits with Financial Institutions

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Note 4– LEASE

The Company leases space at 281 N. Federal Highway, Boca Raton, FL. The terms are $750 per month plus electricity. The lease expires January 31, 2004.

G.T. JEFFERS & COMPANY, LLC.

SUPPLEMENTARY INFORMATION

December 31, 2002 and 2001

*G.T. JEFFERS & COMPANY, LLC*
*SUPPLEMENTARY INFORMATION - SCHEDULE I*
*For the Year Ended December 31, 2002*

| | 2002 | 2001 |
|---|---|---|
| Income: | | |
| Commission Income | $ 246,644 | $ 293,719 |
| Trading Profits (Loss) | 146,656 | (208) |
| Interest | 1,382 | 4,387 |
| TOTAL INCOME | $ 394,682 | $ 297,898 |
| | | |
| Expenses: | | |
| Clearing | 47,034 | $ 94,623 |
| Commissions | 37,124 | 34,095 |
| Communications | 8,023 | 28,107 |
| Depreciation (Note 2) | 15,140 | 9,349 |
| Insurance | 2,135 | 27,110 |
| Interest | 259 | 58 |
| Other General and Administrative | 0 | 43,761 |
| Professional Fees | 16,313 | 47,541 |
| Licenses and Registrations | 46,986 | 18,186 |
| Rent | 19,513 | 42,512 |
| Salary and Rebated Costs | 161,236 | 324,428 |
| Auto | 6,353 | 0 |
| Bank charges | 854 | 0 |
| Donations | 1,122 | 0 |
| Dues and subscriptions | 2,130 | 0 |
| Office supplies | 36,296 | 0 |
| Travel | 3,593 | 0 |
| Postage | 5,716 | 0 |
| Printing | 1,758 | 0 |
| Recruiting | 17,179 | 0 |
| TOTAL EXPENSES | $ 428,764 | $ 669,770 |

See Notes to Financial Statements

| | 2002 | 2001 |
|---|---|---|
| CREDITS | | |
| Member's equity | $ 130,130 | $ 157,212 |
| DEBITS | | |
| Property and equipment | 10,033 | 25,173 |
| Instruments | 3,300 | 3,300 |
| Prepaid expenses | 2,000 | 2,157 |
| Total debits | 15,333 | $ 30,630 |
| Net Capital | 114,797 | 126,582 |
| MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $29,313 | 50,000 | 50,000 |
| EXCESS NET CAPITAL | $ 64,797 | $ 76,582 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .098 TO 1 | 0.38 TO 1 |
| SCHEDULE OF AGGREGATE INDEBTEDNESS | | |
| Accrued Expenses | 11,366 | $ 47,576 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001 | | |
| Net capital as reported in Company's Part IIA (unaudited) Focus report | $ 113,811 | $ 153,826 |
| Net audit adjustments | 8,074 | (28,385) |
| Decrease in non-allowance assets | 7,088 | 1,141 |
| Net Capital per above | $ 114,797 | $ 126,582 |

See Notes to Financial Statements

*G.T. JEFFERS & COMPANY, LLC*
*SUPPLEMENTARY INFORMATION - SCHEDULE III*
*For the Year Ended December 31, 2002*

In accordance with the exemptive provisions of SEC Rule 1563-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

See Notes to Financial Statements

COHEN GREVE & COMPANY CPA, P.C.
*Certified Public Accountants*

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen , CPA
Henry P. Greve, CPA

***INDEPENDENT AUDITOR'S REPORT***

To the Shareholders of
G. T. Jeffers & Co. LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of G. T. Jeffers & Co., LLC (the Company) for the year ended December 31,2002 and December 31, 2001, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances o the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.



485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

*INDEPENDENT AUDITOR'S REPORT (cont'd)*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31,2002 and December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of G. T. Jeffers & Co., LLC to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greve & Company

Mineola, New York
February 8, ,2003